# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Urgent.ly Inc., CIK 0001603652
CUSIP: 916931207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 44927 George Washington Blvd, Suite 265, Office 209, Ashburn, Virginia (VA), 20147
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001314999

## Reporting persons
- Iron Gate Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Doug Fahoury: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 235; shared voting power 0; sole dispositive power 235; shared dispositive power 0; aggregate amount beneficially owned 235 (0.01% of the class)
- Ryan Pollock: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,885; shared voting power 0; sole dispositive power 7,885; shared dispositive power 0; aggregate amount beneficially owned 7,885 (0.36% of the class)

## Item 1. Issuer
Name of issuer: Urgent.ly Inc.
Address of issuer's principal executive offices: 44927 George Washington Blvd, Ste 265, Office 209, Ashburn, VA 20147

## Item 2. Person Filing
Name of person filing:
(1) Iron Gate Management LLC ("Iron Gate Management");
(2) Ryan Pollock; and
(3) Doug Fahoury (collectively, the "Reporting Persons").

This Schedule 13G/A is being filed as an amendment ("Amendment No. 1") to the statement on Schedule 13G filed with the Securities and Exchange Commission ("SEC") on behalf of the Reporting Persons with respect to the common stock, $0.001 par value per share ("Common Stock") of Urgent.ly Inc. (the "Issuer") on February 14, 2024 (the "Schedule 13G"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G. Iron Gate Management is the manager of Iron Gate Urgently LLC ("Iron Gate Urgently"). Ryan Pollock and Doug Fahoury are members of the managing committee of Iron Gate Management.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of shares of Common Stock by Iron Gate Urgently on a pro rata basis to its members or their permitted transferees, including to Ryan Pollock and Doug Fahoury, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:
842 W. South Boulder Road, Suite 200
Louisville, Colorado 80027
Citizenship:
(1) Delaware
(2) USA
(3) USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

On August 29, 2025, Iron Gate Urgently consummated a pro rata distribution of 76,735 shares of Common Stock to its members (the "Distribution"), representing all of the shares of Common Stock held by Iron Gate Urgently. After the Distribution, 7,885 shares of Common Stock are held of record by Ryan Pollock and 235 shares of Common Stock are held of record by Doug Fahoury. Percentage ownership is based on 2,190,945 shares of Common Stock outstanding as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2025.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Iron Gate Management LLC: /s/ Doug Fahoury, Doug Fahoury, Manager (11/17/2025)
- Doug Fahoury: /s/ Doug Fahoury, Doug Fahoury (11/17/2025)
- Ryan Pollock: /s/ Ryan Pollock, Ryan Pollock (11/17/2025)